                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                               (AMENDMENT NO. ___)


                                CE FRANKLIN LTD.
                                (Name of Issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    125151100
                                 (CUSIP Number)


                                 NEAL S. SUTTON
                               16740 HARDY STREET
                              HOUSTON, TEXAS 77032
                                 (281) 233-5060
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  MAY 28, 1999
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].


                         (Continued on following pages)

                                 (Page 1 of 6)

CUSIP NO. 125151100                                            Page 2 of 6 Pages
-------------------                                            -----------------

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

     Smith International, Inc.      95-3822631

2.   Check the Appropriate Box if a Member of a Group       (a)   [ ]
                                                            (b)   [ ]
3.   SEC Use Only

4.   Source of Funds
     OO, WC

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                        [X]

6.   Citizenship or Place of Organization
     Delaware

Number of          7.    Sole Voting Power        8,576,182
Shares
Beneficially       8.   Shared Voting Power       0
Owned by
Each Reporting     9.   Sole Dispositive Power    8,576,182
Person
                  10.   Shared Dispositive Power  0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,576,182

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                          [ ]

13.   Percent of Class Represented by Amount in Row (11)
      50%

14.   Type of Reporting Person
      CO, HC

CUSIP NO. 125151100                                            Page 3 of 6 Pages
-------------------                                            -----------------


ITEM 1.  SECURITY AND ISSUER.

   This Statement on Schedule 13D (this "Statement") relates to the common shares, no par value per share (the "CE Franklin Common Stock"), of CE FRANKLIN LTD., an Alberta corporation (the "Company"). The principal executive offices of the Company are at Suite 1900, 300 - 5th Avenue S.W., Calgary, Alberta, Canada T2P 3C4.

ITEM 2.  IDENTITY AND BACKGROUND.

   This Statement is being filed by Smith International, Inc., a Delaware corporation ("Smith"). Smith's principal business is supplying premium products and services to the oil and gas exploration and production industry, the petrochemical industry and other industrial markets. Smith's principal business and its principal office is located at 16740 Hardy Street, Houston, Texas 77032.

   (d) Except as set forth in the next paragraph, during the past five years, neither Smith nor, to the best of its knowledge, any of the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   On December 19, 1999, the Honorable Stanley Sporkin, United States District Judge for the District of Columbia, rendered a Bench Decision finding Smith guilty of violating a U.S. Department of Justice consent decree and Final Judgment entered on April 12, 1994, by completing the formation of a joint venture with Schlumberger Ltd. on July 14, 1999, to which the District Court found the consent decree was applicable. Judge Sporkin fined Smith $750,000. Subsequently, the District Court entered an order modifying the consent decree to permit the joint venture between Smith and Schlumberger.

   (e) During the past five years, neither Smith nor, to the best of its knowledge, any of the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

   See Schedule A attached hereto for information with respect to the executive officers and directors of Smith.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

   On May 28, 1999, Smith entered into a Purchase and Sale Agreement with Wilson Industries, Inc., a Texas corporation and wholly-owned subsidiary of Smith ("Wilson"), CONEMSCO, Inc., a Delaware corporation ("Conemsco"), and CE Distribution Services, Inc., a Delaware corporation ("CE"), whereby Conemsco and CE sold to Smith their supply and distribution businesses, including all of the assets of CE and 8,568,653 shares of CE Franklin Common Stock owned by Conemsco. The purchase price from Smith to Conemsco for the shares of CE Franklin Common Stock was paid by delivery of 548,527 shares of Smith common stock.

   On November 23, 1999, Smith acquired 949 additional shares of CE Franklin Common Stock at an aggregate price of $3,558.75 ($3.75 per share), and on March 9, 2000, Smith acquired 6,580 additional shares of CE Franklin Common Stock at an aggregate price of $19,674.20 ($2.99 per share). These two additional acquisitions were the result of Smith exercising its preemptive rights under the Pre-emptive Rights Agreement dated November 3, 1995 (the "Preemptive Rights Agreement"), between Smith (as

CUSIP NO. 125151100                                            Page 4 of 6 Pages
-------------------                                            -----------------


successor-in-interest to Continental Emsco Company) and the Company (as successor to Franklin Supply Company Ltd.). Smith utilized working capital to acquire these additional shares.

ITEM 4.  PURPOSE OF TRANSACTION.

   Smith acquired the initial 8,568,653 shares of CE Franklin Common Stock in connection with its acquisition of the supply and distribution businesses of Conemsco and CE (the "CE Acquisition").

   Smith acquired the additional 7,529 shares of CE Franklin Common Stock as a result of Smith exercising its preemptive rights under the Preemptive Rights Agreement (as indicated in Item 3 above).

   Conemsco assigned the Preemptive Rights Agreement to Smith in connection with the CE Acquisition. Under the Preemptive Rights Agreement, Smith has an irrevocable option to acquire all or any part of its proportionate number of shares with respect to issuances of equity securities by the Company in connection with public offerings, private placements, amalgamations, securities exchange takeover bids, asset acquisitions, options, rights or warrants and upon exercise of employee stock options; provided, however, that Smith does not have any right to acquire any securities of the Company upon the exercise of stock options or warrants outstanding on November 3, 1995 or stock options granted within six months after November 3, 1995 (with certain conditions) or upon any issuance pursuant to the Jiro Agreement referred to in Section 2.4(b) of the Purchase Agreement between the predecessors-in-interest to Smith and Conemsco under the Preemptive Rights Agreement. Smith's preemptive rights option expires on the earlier of (i) Smith's percentage ownership becoming less than 45% and
(ii) November 3, 2001.

   Smith currently intends to maintain its ownership interest in the Company at or above 50% of the issued and outstanding shares of CE Franklin Common Stock through acquisitions of shares on the open market and/or through exercises of its option under the Preemptive Rights Agreement.

   As a result of the CE Acquisition, Doug Rock, Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer and director of Smith, and John J. Kennedy, President and Chief Executive Officer of Wilson, were elected, and currently serve as, directors of the Company.

   Except as set forth in this Statement, Smith does not have any plans or proposals that relate to or would result in any of the actions enumerated in (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a) Smith is the beneficial owner of 8,576,182 shares of CE Franklin Common Stock (the "CE Franklin Shares"), representing approximately 50% of the issued and outstanding shares of CE Franklin Common Stock.

   (b) Smith has the sole power to vote or to direct the vote as well as the sole power to dispose or direct the disposition of all 8,576,182 shares.

   (c) Smith has not effected any transaction in the CE Franklin Common Stock in the past 60 days.

   (d) No party other than Smith has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CE Franklin Shares.

   See Item 3 above with respect to how and when the CE Franklin Shares were acquired.

CUSIP NO. 125151100                                            Page 5 of 6 Pages
-------------------                                            -----------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   Except as described in this Statement, Smith is not a party to any contracts, arrangements, understandings or relationships with any other person with respect to shares of CE Franklin Common Stock, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit 7.1 Purchase and Sale Agreement, dated May 28, 1999, by and among Smith International, Inc., Wilson Industries, Inc., CONEMSCO, Inc. and CE Distribution Services, Inc.

   Exhibit 7.2 Pre-emptive Rights Agreement, dated November 3, 1995, between Smith International, Inc. (as successor-in-interest to Continental EMSCO Company) and CE Franklin Ltd. (as successor to Franklin Supply Company Ltd.).

CUSIP NO. 125151100                                            Page 6 of 6 Pages
-------------------                                            -----------------


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  April 10, 2001
                                       SMITH INTERNATIONAL, INC.

                                       By:      /s/ NEAL S. SUTTON
                                          -----------------------------------
                                          Neal S. Sutton
                                          Senior Vice President -
                                          Administration, General Counsel and
                                          Secretary

                                                                      SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            SMITH INTERNATIONAL, INC.

   The names of the directors and the names and titles of the executive officers of Smith International, Inc. ("Smith") and their addresses and principal occupations are set forth below. The business address of Smith is 16740 Hardy Street, Houston, Texas 77032.


                                 Residence or Business
  Name and Title                 Address                     Principal Occupation                 Citizenship
  --------------                 ---------------------       --------------------                 -----------
  Doug Rock - Chairman of the    16740 Hardy Street          Chairman of the Board, Chief              USA
  Board, Chief Executive         Houston, Texas 77032        Executive Officer, President and
  Officer, President and Chief                               Chief Operating Officer of Smith
  Operating Officer

  Loren K. Carroll - Executive   16740 Hardy Street          Executive Vice President                  USA
  Vice President and Director    Houston, Texas 77032        of Smith; President and Chief
                                                             Executive Officer of M-I
                                                             L.L.C., a company located at
                                                             1201 Louisiana, Suite 857,
                                                             Houston, Texas 77002, in which
                                                             Smith holds a 60% interest,
                                                             which provides drilling and
                                                             completion fluid systems and
                                                             services, solids-control
                                                             equipment and waste management
                                                             services

  Neal S. Sutton - Senior Vice   16740 Hardy Street          Senior Vice President -                   USA
  President - Administration,    Houston, Texas 77032        Administration, General Counsel
  General Counsel and Secretary                              and Secretary of Smith

  Margaret K. Dorman - Senior    16740 Hardy Street          Senior Vice President, Chief              USA
  Vice President, Chief          Houston, Texas 77032        Financial Officer and Treasurer of
  Financial Officer and                                      Smith
  Treasurer

  Benjamin F. Bailar - Director  410 East Walnut Road        Dean and H. Joe Nelson, III               USA
                                 Lake Forest, Illinois       Professor of Administration
                                 60045                       Emeritus of Jesse H. Jones
                                                             Graduate School of Administration
                                                             of Rice University

                                 Residence or Business
  Name and Title                 Address                     Principal Occupation                 Citizenship
  --------------                 ---------------------       --------------------                 -----------
  G. Clyde Buck - Director       600 Travis, Suite 3100      Senior Vice President and                 USA
                                 Houston, Texas 77002        Managing Director Corporate
                                                             Finance of Sanders Morris
                                                             Harris, an investment banking
                                                             and securities firm located at
                                                             600 Travis, Suite 3100,
                                                             Houston, Texas 77002

  James R. Gibbs - Director      10000 Memorial Dr.,         Chairman of the Board,                     USA
                                 Suite 600                   President and Chief Executive
                                 Houston, Texas 77024        Officer of Frontier Oil
                                                             Corporation, an independent
                                                             energy company engaged in crude
                                                             oil refining and the wholesale
                                                             marketing of refined petroleum
                                                             products located at 10000
                                                             Memorial Drive, Suite 600,
                                                             Houston, Texas 77024

  Jerry W. Neely - Director      P.O. Box 1119               Retired private investor                  USA
                                 San Juan Capistrano,
                                 California 92693

  Wallace S. Wilson - Director   910 Travis, Suite 1980      Retired private investor                  USA
                                 Houston, Texas 77002

                                  EXHIBIT INDEX



   Exhibit 7.1 Purchase and Sale Agreement, dated May 28, 1999, by and among Smith International, Inc., Wilson Industries, Inc., CONEMSCO, Inc. and CE Distribution Services, Inc.


   Exhibit 7.2 Pre-emptive Rights Agreement, dated November 3, 1995, between Smith International, Inc. (as successor-in-interest to Continental EMSCO Company) and CE Franklin Ltd. (as successor to Franklin Supply Company Ltd.).